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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.______)

BALSAM VENTURES, INC.
(Name of Issuer)

SHARES OF COMMON STOCK
(Title of Class of Securities)

05882Q 10 1
(CUSIP Number)

Bruce Leitch c/o
NorPac Technologies, Inc.
311 – 698 Seymour Street
Vancouver, BC, Canada V6B 3K6
Tel: (604) 688- 8619
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05882Q 10 1

1.	Names of Reporting Persons: NORPAC TECHNOLOGIES, INC.

I.R.S. Identification Nos. of above persons (entities only). 95-4705831

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	5,545,000 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	5,545,000 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,545,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 21.3%

14.	Type of Reporting Person (See Instructions) CO

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock of BALSAM VENTURES, INC., a Nevada corporation (“Balsam”). The principal executive offices of Balsam are located at 1480 Gulf Road, Sutie 204, Point Roberts, WA 98281.

ITEM 2. IDENTITY AND BACKGROUND.

A.	Names of Persons filing this Statement:

This Statement is filed by NorPac Technologies, Inc. (“NorPac”), as the direct beneficial owner of shares of common stock. Bruce T. Leitch is the sole Executive Officer and sole Director of NorPac.

B.	State of Incorporation and Principal Business/Citizenship

NorPac is a Nevada corporation in the business of developing and marketing self-chilling beverage container technology. Mr. Leitch is a citizen of Canada.

C.	Address of Principal Offices

Mr. Leitch and NorPac’s principal offices are located at 698 Seymour Street, Suite 311 Vancouver, British Columbia V6B 3K6.

D.	Legal Proceedings

Neither NorPac nor Mr. Leitch have, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 14, 2006, NorPac and Balsam mutually agreed to amend the License Agreement dated as of November 30, 2003 by extending the date on which Balsam is required to begin paying guaranteed minimum monthly royalties from January 15, 2006 to January 15, 2007. In consideration for NorPac granting this extension, Balsam agreed to issue 500,000 restricted shares of it’s common stock and pay $20,000 to NorPac on or before January 31, 2006.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was to extend the deadline by which Balsam is required to begin making guaranteed minimum royalty payments to NorPac under their License Agreement dated as of November 30, 2003.

NorPac does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of Balsam, or the disposition of securities of Balsam;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Balsam or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of Balsam or any of its subsidiaries;

(d)	any change in the present board of directors or management of Balsam, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Balsam;

(f)

any other material change in Balsam’s business or corporate structure including, but not limited to, if Balsam is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Balsam’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of Balsam by any person;

(h)

causing a class of securities of Balsam to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Balsam becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of Balsam, or the disposition of securities of Balsam;

(k)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)

Aggregate Number and Percentage of Securities. NorPac is the beneficial owner of 5,545,000 shares of Common Stock of Balsam, representing approximately 21.3% of Balsam’s common stock (based upon 26,000,000 shares of common stock of Balsam outstanding as at January 14, 2006).

(b)	Power to Vote and Dispose. NorPac has the sole power to vote and direct the disposition of the shares of Balsam held by it.

(c)

Transactions Within the Past 60 Days. Except as noted herein, NorPac has not effected any other transactions in Balsam’s securities, including shares of Balsam’s common stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NorPac does not have any contract, arrangement, understanding or relationship with respect to securities of Balsam including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, NorPac has not pledged securities of Balsam nor are the securities of Balsam held by NorPac subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Extension Agreement between NorPac Technologies, Inc. and Balsam Ventures, Inc. dated as of January 14, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2006	NORPAC TECHNOLOGIES, INC.

	By:	/s/ Bruce T. Leitch

BRUCE T. LEITCH